NASDAQ Grants Orckit’s Request for Continued Listing

TEL AVIV, Israel, March 29, 2012 (GLOBE NEWSWIRE) -- Orckit Communications Ltd. (Nasdaq: ORCT - News) (the “Company”) today announced that a NASDAQ Listing Qualifications Panel (the “Panel”) has granted the Company’s request for continued listing and for a transfer of its listing to The NASDAQ Capital Market.  Accordingly, the Company’s ordinary shares will begin trading on The NASDAQ Capital Market effective with the open of business on Friday, March 30, 2012.  The transfer of the Company’s listing from The NASDAQ Global Market to The NASDAQ Capital Market should have no impact on trading in the Company’s ordinary shares, and the Company’s ordinary shares will continue to trade under the symbol ORCT.  In addition, the transfer will not impact the Company’s listing on the Tel Aviv Stock Exchange.

The Company’s continued listing on The NASDAQ Capital Market is subject to certain conditions, including the Company’s filing of a Form 6-K with the Securities and Exchange Commission by June 27, 2012 indicating that the Company satisfies the applicable $2.5 million stockholders’ equity requirement for continued listing on the Capital Market, and the submission of financial projections for the Panel’s review evidencing the Company’s ability to sustain compliance with that requirement through the end of 2012.  The Company also remains subject to a grace period through August 13, 2012, by which date the Company must evidence compliance with NASDAQ’s minimum bid price requirement of $1.00 per share.  In the event the Company does not regain compliance with the bid price requirement by that date, it may be eligible for an additional 180-day compliance period, provided it meets all initial listing criteria for the Capital Market, with the exception of the bid price and market value of publicly held shares requirements.

The Panel’s decision follows the Company’s receipt of notice from the NASDAQ Listing Qualifications Staff on December 30, 2011 indicating that the Company’s securities were subject to delisting based upon the Company’s non-compliance with the $10 million stockholders’ equity requirement for continued listing on The NASDAQ Global Market.  In response, the Company requested a hearing before the Panel, which was held in February 2012.  While the Company is diligently working toward achieving compliance with all applicable listing requirements, there can be no assurance that it will be able to do so by the Panel’s June 27, 2012 deadline.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the timely receipt of the requisite approvals for the proposed arrangement with the Company's note holders, the amount of notes that will be converted into ordinary shares, the Company’s ability to timely raise sufficient funds in equity financings, the Company's progress in obtaining large potential customers and large purchase orders, the ability to repay the Company’s outstanding notes, history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, on the Company's business, share price and ability to raise equity, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Such risks also include the possibility that the Company will be unable to satisfy the listing requirements of The Nasdaq Capital Market by the applicable deadlines. Actual results may materially differ.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent’s product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.